SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 333 - 09470

TELESP CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company

(Translation of Registrant’s name into English)

Av. Roque Petroni Jr., 1464

4º Andar – Lado “A”

04707-000—São Paulo, SP

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

1.	“Relevant Fact” dated March 29, 2006*

2.	Press Release dated March 30, 2006*

*	Expressly incorporated by reference into Telesp Celular Participações S.A.’s Registration Statement on Form F-4/A, filed with the Securities and Exchange Commission on January 24, 2006 (SEC File No. 333-130410), and in the Prospectus, dated January 24, 2006, included therein.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2006

VIVO PARTICIPAÇÕES S.A., formerly known as Telesp Celular Participações S.A.

By:	/s/ Ernesto Daniel Gardelliano
Ernesto Daniel Gardelliano
Investor Relations Officer

VIVO PARTICIPAÇÕES S.A. (current name of Telesp Celular Participações S.A.) PUBLIC COMPANY CNPJ/MF nº 02.558.074/0001-73 - NIRE 353001587.9-2

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.132/0001-69—NIRE 35300005802

RELEVANT FACT

The management of Vivo Participações S.A., the new name of Telesp Celular Participações S.A. (“Vivo”) and of Tele Centro Oeste Celular Participações S.A. (“TCO”), hereby announces that, as the corporate restructuring described in the Relevant Fact dated as of December 4, 2005 was duly approved in the extraordinary general shareholders’ meetings of the applicable companies held on February 22, 2006 (as set forth in the respective minutes published on February 24, 2006), the shareholders of TCO and the shareholders of Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“Celular CRT”) have become shareholders of Vivo. As a result of the corporate restructuring, TCO has become a wholly owned subsidiary of Vivo, and TSD, TLE and Celular CRT have merged with and into Vivo with Vivo as the surviving company.

As the deadline for the exercise of appraisal rights occurred on March 27, 2006, and given that the approval of the corporate restructuring by the extraordinary general shareholders’ meetings will not be reconsidered, payment to shareholders who exercised appraisal rights will begin on March 31, 2006 in the manner described below.

To shareholders whose shares were merged or cancelled (as the case may be) and who, due to the exchange ratios, are entitled to fractional shares, pro rata payments will be made for those fractional shares based on the net market value of all grouped fractional shares, to be determined through an auction (or auctions, if applicable) to be held at Bolsa de Valores de São Paulo—Bovespa beginning on April 19, 2006. These payments to shareholders will be made no later than 5 business days after the date on which the last auction is held, which date shall be publicized at the appropriate time.

Payments to shareholders who have exercised their appraisal rights, as well as payments for fractional shares at values determined through the auction (or auctions) described above, shall be made as follows:

(a) Shareholders must present themselves at any branch of the bank ABN AMRO Real S.A. of their choice to receive the respective amounts;

(b) The amounts to be paid to shareholders whose shares are held in custody with the Companhia Brasileira de Liquidação e Custódia—CBLC (the Brazilian Settlement and Custody Company) will be credited directly to that company, which will pass the amounts on to shareholders through the applicable custody agents; and

(c) For those shareholders whose shares are blocked or whose records are not updated, the amounts will be available for payment to those shareholders at Banco ABN AMRO Real S.A. upon presentation of the proper documents evidencing their identities or the unblocking of their shares, as the case may be.

Additional information regarding the payment of these amounts may be obtained at any branch of Banco ABN AMRO Real S.A., the depositary institution for the book-entry shares of Vivo, or by calling Vivo’s Investor Relations Department at +55 (11) 5105-2276 (Mr. Charles Edward Allen).

São Paulo, March 29, 2006

VIVO PARTICIPAÇÕES S.A.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

Ernesto Gardelliano

Director of Investor Relations

Notice: Investors in American Depositary Shares (“ADSs”) of TCP, TCO, TLE and TSD and U.S. holders of common shares and preferred shares of TCP, TCO, TLE, TSD and Celular CRT are urged to read the Prospectus, dated January 24, 2006, of TCP relating to the corporate restructuring described above because it contains important information (which Prospectus also serves as an information statement for holders of ADSs of TCP and U.S. holders of shares of TCP). Investors and security holders may obtain a free copy of the Prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the Prospectus may also be obtained for free from Vivo.

This Relevant Fact is a free translation of the Portuguese original.

In case of discrepancies, the Portuguese version will prevail.

2

PRESS RELEASE

VIVO ANNOUNCES COMPLETION OF MERGERS

São Paulo, Brazil, March 30, 2006 – The management of Vivo Participações S.A. (formerly known as Telesp Celular Participações S.A. (NYSE: TCP)) (“Vivo” or “TCP”) and of Tele Centro Oeste Celular Participações S.A. (NYSE: TRO) (“TCO”) announced the completion of the merger of shares of TCO with Vivo and the merger of companies of Tele Leste Celular Participações S.A. (NYSE: TBE) (“TLE”), Tele Sudeste Celular Participações S.A. (NYSE: TSD) (“TSD”) and Celular CRT Participações S.A. into Vivo. The mergers were approved by the voting shareholders of all the companies at extraordinary general shareholders’ meetings held on February 22, 2006 and were legally effective from that date. The period for the exercise of appraisal rights by shareholders of the companies who had a right to exercise such rights ended on March 27, 2006.

American Depositary Shares (“ADSs”) of TCP, TCO, TLE and TSD will continue trading on the New York Stock Exchange under their existing ticker symbols until the end of trading today, March 30, 2006. Beginning on March 31, 2006, the ADSs of Vivo are expected to trade on the New York Stock Exchange under the ticker symbol “VIV.”

The Bank of New York, as depositary for the ADS programs of TCO, TLE and TSD, will close its books for all transfers and other transactions involving ADSs of those companies on April 4, 2006. The depositary will begin to deliver American Deposit Receipts (“ADRs”) representing Vivo ADSs to holders of ADRs of TCO, TLE and TSD on or about April 5, 2006 at the applicable exchange ratios based on the registered holders of ADSs of TCO, TLE and TSD at the close of business on April 4, 2006.

Important notice: Investors in ADSs of TCP, TCO, TLE and TSD and U.S. holders of common shares and preferred shares of TCP, TCO, TLE, TSD and Celular CRT are urged to read the Prospectus, dated January 24, 2006, of TCP (which also serves as an information statement for holders of ADSs of TCP and U.S. holders of shares of TCP) relating to the mergers described above because it contains important information. Investors and security holders may obtain a free copy of the Prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the Prospectus may also be obtained for free from Vivo.

Forward-looking statements: This press release contains forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future events. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause actual events to differ materially from current expectations.